================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            SCHEDULE 13E-3/A (No. 2)


                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                ---------------
                               Sparta Foods, Inc.
                                (Name of Issuer)


                                ---------------
                               Sparta Foods, Inc.
                       Cenex Harvest States Cooperatives
                              SF Acquisition Corp.
                       (Name of Persons Filing Statement)


                                ---------------
                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  846573 30 1
                     (CUSIP Number of Class of Securities)

                                 Joel P. Bachul
                     President and Chief Executive Officer
                               Sparta Foods, Inc.
                             1565 First Avenue N.W.
                         New Brighton, Minnesota 55112
                                 (651) 646-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                  Copies To:

Daniel A. Yarano, Esq.                        William Payne, Esq.
Fredrikson & Byron, P.A.                      Dorsey & Whitney LLP
1100 International Centre                     Pillsbury Center South
900 Second Avenue South                       220 South Sixth Street
Minneapolis, MN  55402-3397                   Minneapolis, MN 55402-1498

                                ---------------

This statement is filed in connection with (check the appropriate box):

a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c.  / /  A tender offer.
d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE


Transaction Valuation                              Amount of Filing Fee
$14,914,615*                                       $2,983*+
* For purposes of calculation of fee only, this amount is based on (i) 10,278,916 shares (the number of shares of Common Stock of Sparta Foods, Inc. outstanding as of January 19, 2000 ("Common Stock")) multiplied by $1.41, the cash consideration per share plus (ii) $421,343, the aggregate amount anticipated to be paid to certain persons holding options and warrants to acquire shares of common stock in consideration of cancellation of such options and warrants (assuming an aggregate of 1,135,580 options and 80,000 warrants are cancelled in exchange for cash in the transaction).
** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


+Amount Previously Paid: $2,983             Filing Party: Sparta Foods, Inc.
                                                            Cenex Harvest States
                                                                Cooperatives
Form or Registration No.: Preliminary Schedule      Date Filed: January 21, 2000
                         14A Proxy Statement

================================================================================

  Sparta Foods, Inc., a Minnesota corporation ("Sparta") and Cenex Harvest States Cooperatives ("Cenex") hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement relates to a proposed Agreement of Merger dated as of December 31, 1999 (the "Merger Agreement") by and among Sparta, Cenex and SF Acquisition Corp. ("Merger Sub") pursuant to which Merger Sub will be merged with and into Sparta (the "Merger"),with Sparta as the surviving entity. In the Merger, each outstanding share of common stock of Sparta will be converted, without any action on the part of the shareholders, into the right to receive $1.41 in cash per share. Any Sparta shares with respect to which dissenters' rights have been exercised will be dealt with as provided in Sparta's definitive proxy statement relating to the solicitation of proxies for a Special Meeting of Shareholders of Sparta at which time Sparta's shareholders will be asked to vote upon the approval of the Merger Agreement (the "Proxy Statement") and will not automatically convert into cash.

  This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement was filed by Sparta with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

  All information contained in this Statement concerning Cenex and Merger Sub and the financing of the Merger has been supplied by Cenex. Except as otherwise indicated, all other information contained in this Statement has been supplied by Sparta.

  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS-REFERENCE SHEET

================================================================================
    Item in
Schedule 13E-3               Where located in the Proxy Statement
--------------               ------------------------------------
Item 1(a)             **

Item 1(b) SUMMARY - Record Date and Shareholders Entitled to Vote; MARKET PRICE OF OUR COMMON STOCK AND
                      DIVIDEND INFORMATION; THE SPECIAL MEETING --
                      Voting Information

Item 1(c)-(d)         MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND
                      INFORMATION

Item 1(e)             *

Item 1(f)             THE MERGER--Recent Acquisitions of Sparta
                      Securities by Affiliates

Item 2(a)-(d)         SUMMARY -- Parties to the Merger; PARTIES TO THE
 and (g) MERGER; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; CENEX OFFICERS AND DIRECTORS

Item 2(e)-(f)         **

Item 3(a)(1)          *

Item 3(a)(2) and      SUMMARY -- Vote Required; THE MERGER -- Background
 (b)                  of the Merger; -- Interests of Certain Persons in
                      the Merger; Voting and Proxy Agreements; SECURITY
                      OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 4(a) SUMMARY; THE MERGER AGREEMENT; THE MERGER - Merger Consideration; RIGHTS OF DISSENTING SHAREHOLDERS; Appendix A; Appendix B; and Appendix C

Item 4(b) SUMMARY -- Interests of Certain Persons in the Merger; THE MERGER -- Interests of Certain Persons in the Merger; -- Voting and Proxy Agreements; -- Merger Consideration;--Special Factors; THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 5(a)-(g)         SUMMARY -- Interests of Certain Persons in the Merger; THE

================================================================================
    Item in
Schedule 13E-3              Where located in the Proxy Statement
--------------              ------------------------------------

                      Merger; THE MERGER -- Merger Consideration; -- Special Factors; --Plans for Sparta After The Merger;-- Interests of Certain Persons in the Merger; THE MERGER AGREEMENT.

Item 6(a) THE MERGER -Source and Amount of Consideration THE MERGER AGREEMENT--Payment of Shares.

Item 6(b) SUMMARY -- Solicitation of Proxies; THE MERGER --Source and Amount of Consideration, -- Opinion of the Financial Advisor; THE MERGER AGREEMENT -- Fees and Expenses; THE SPECIAL MEETING -- Proxy Solicitation

Item 6(c )and (d)     *

Item 7(a)-(c) SUMMARY -- Reasons for the Merger; THE MERGER -- Special Factors; -- Background of the Merger; -- Reasons for the Merger; --Plans for Sparta After the Merger

Item 7(d) SUMMARY; -- Effects of the Merger; -- Interests of Certain Persons in the Merger; -- Certain Tax Consequences to Shareholders; THE MERGER -- Merger Consideration; -- Reasons for the Merger; -- Special Factors; -- Material Federal Income Tax Considerations; -- Interests of Certain Persons in the Merger -- Plans for Sparta After the Merger; THE MERGER AGREEMENT


Item 8(a)-(b)         SUMMARY -- Recommendations of the Special
                      Committee and Board of Directors; -- Opinion of
                      Financial Advisor; -- Reasons for the Merger; THE
                      SPECIAL MEETING -- Matters to be Considered at the
                      Special Meeting; THE MERGER -- Special Factors;
                      --  Reasons for the Merger; -- Opinion of the
                      Financial Advisor; -- Recommendation of the
                      Special Committee and Board of Directors; Cenex and Merger Sub Believe the Merger is Fair; Summary of Reports Prepared for Cenex; THE MERGER AGREEMENT; Appendix B; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION; and SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


Item 8(c) SUMMARY -- Vote Required; THE SPECIAL MEETING -- Vote Required; THE MERGER -- Special Factors; -- Recommendation of the Special Committee and Board of Directors. --Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair

Item 8(d) SUMMARY -- Opinion of Financial Advisor; THE MERGER -- Special Factors; -- Background of the Merger; -- Opinion

================================================================================
     Item in
 Schedule 13E-3              Where located in the Proxy Statement
-----------------     ---------------------------------------------------
                      of Financial Advisor; Cenex and Merger Sub Believe the Merger is Fair

Item 8(e) SUMMARY -- Recommendation of the Special Committee and Board of Directors; THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting; THE MERGER -- Special Factors; -- Recommendation of the Special Committee and Board of Directors; -- Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair

Item 8(f)             *


Item 9(a)-(b)         SUMMARY; THE MERGER -- Special Factors; --
                      Background of the Merger; -- Opinion of the Financial Advisor; -- Reasons for the Merger; --Source and Amount of Consideration; -- Summary of Reports Prepared for Cenex and Appendix B


Item 9(c)             **

Item 10(a) THE MERGER -- Interests of Certain Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 10(b)            THE MERGER--Recent Acquisitions of Sparta's
                      Securities by Affiliates

Item 11 SUMMARY -- Vote Required; THE MERGER - Voting and Proxy Agreements; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; THE MERGER AGREEMENT; Appendix A

Item 12(a)-(b) SUMMARY -- Vote Required; THE SPECIAL MEETING -- Vote Required; THE MERGER--Interests of Certain Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 13(a)            SUMMARY -- Rights of Dissenting Shareholders;
                      RIGHTS OF DISSENTING SHAREHOLDERS; Appendix C

Item 13(b) QUESTIONS AND ANSWERS ABOUT THE MERGER -- Who Can Help Answer My Questions?, WHERE YOU CAN FIND MORE INFORMATION

Item 13(c)            *

Item 14(a)            HISTORICAL SELECTED FINANCIAL DATA; DOCUMENTS
                      INCORPORATED BY REFERENCE

Item 14(b)            *

================================================================================
    Item in
Schedule 13E-3               Where located in the Proxy Statement
--------------               ------------------------------------
Item 15(a)-(b)        THE SPECIAL MEETING -- Proxy Solicitation;
                      Revocation and Use of Proxies

Item 16 Proxy Statement, including exhibits, and related Notice of Special Meeting and Proxy

Item 17(a)            *

Item 17(b)(1)         Fairness Opinion of Greene Holcomb and Fisher, LLC
                      Appendix B

Item 17(c)(1)         Proxy Statement; Appendix A; Appendix B; Appendix C

Item 17(d)            Proxy Statement and related Notice of Special
                      Meeting and Proxy

Item 17(e)            Appendix C

Item 17(f)            *

=====================
*    The Item is inapplicable or the answer thereto is in the negative.
**   The information requested by this item is included in this Schedule 13E-3.

Item 1. Issuer and Class of Securities Subject to the Transaction

     (a) The name of the issuer is Sparta Foods, Inc., a Minnesota corporation (also referred to as "Sparta"). The address of Sparta's principal executive office is 1565 First Avenue, N.W., New Brighton, Minnesota 55112. The class of equity securities to which this statement relates is Common Stock, $0.01 par value, of Sparta. The information set forth on the cover page of, and under "SUMMARY -- Parties to the Merger;" and "PARTIES TO THE MERGER" in the Proxy Statement is incorporated herein by reference.

     (b) The information set forth under "SUMMARY -- Record Date and Shareholders Entitled to Vote," "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION" and "THE SPECIAL MEETING -- Voting Information" is incorporated herein by reference.

     (c)-(d) The information set forth under "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth under 'THE MERGER - Recent Acquisitions of Sparta Securities by Affiliates" is incorporated herein by reference.

Item 2. Identity and Background

     (a)-(d) and (g) This Schedule 13E-3 is being filed by Sparta and Cenex. The information set forth under "SUMMARY -- Parties to the Merger," "PARTIES TO THE MERGER," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "CENEX OFFICERS AND DIRECTORS," are incorporated by reference. Also the information set forth in Sparta's Form 10-KSB for the fiscal year ended September 30, 1999 under the heading "Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(A) of the Exchange Act" is hereby incorporated by reference pursuant to General Instruction D of Schedule 13e-3.

     (e) and (f) During the last five years, none of Sparta or any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Past Contacts, Transactions or Negotiations

     (a)(1)  Not applicable.

     (a)(2) and (b) The information set forth under "SUMMARY - Vote Required;" "THE MERGER -- Background of the Merger; -- Interests of Certain Persons in the Merger; -- Voting and Proxy Agreements" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 4. Terms of the Transactions

     (a) The information set forth under "SUMMARY", "THE MERGER AGREEMENT," "THE MERGER - Merger Consideration;" "RIGHTS OF DISSENTING SHAREHOLDERS" and Appendix A, B and C is incorporated herein by reference.

     (b) The information set forth under "SUMMARY - Interests of Certain Persons in the Merger;" "THE MERGER -- Interests of Certain Persons in the Merger; - Voting and Proxy Agreements;" "- Merger Consideration;" -- "Special Factors;" "THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer of Affiliate

     (a)-(g) The information set forth under "SUMMARY - Interests of Certain Persons in the Merger;" "THE MERGER - Merger Consideration; - Special Factors; -- Plans for Sparta After the Merger; -- Interests of Certain Persons in the Merger;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration

     (a) The information set forth under "THE MERGER - Source and Amount of Consideration", THE MERGER AGREEMENT - Payment of Shares" is incorporated herein by reference.

     (b) The information set forth under "SUMMARY - Solicitation of Proxies;" "THE MERGER -- Opinion of the Financial Advisor;" -- Source and Amount of Consideration; "THE MERGER AGREEMENT--Fees and Expenses;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation" is incorporated herein by reference.

     (c) and (d)  Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects

     (a)-(c) The information set forth under "SUMMARY -- Reasons for the Merger" and "THE MERGER --Special Factors; -- Background of the Merger; -- Reasons for the Merger; -- Plans for Sparta After the Merger" is incorporated herein by reference.

     (d) The information set forth under "SUMMARY - Effects of the Merger; - Interests of Certain Persons in the Merger; - Certain Tax Consequences to Shareholders;" "THE MERGER -- Merger Consideration; -- Special Factors; -- Reasons for the Merger; -- Material Federal Income Tax Considerations; -- Interests of Certain Persons in the Merger;" -Plans for Sparta After the Merger;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

Item 8. Fairness of the Transactions


     (a)-(b) The information set forth under "SUMMARY -- Recommendations of the Special Committee and Board of Directors; -- Opinion of Financial Advisor; -- Reasons for the Merger;" "THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting;" "THE MERGER -- Special Factors; -- Reasons for the Merger; -- Opinion of the Financial Advisor; -- Recommendation of the Special Committee and Board of Directors; Cenex and Merger Sub Believe the Merger is Fair; -- Summary of Reports Prepared for Cenex "THE MERGER AGREEMENT;" "Appendix B;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION;" and "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" is incorporated herein by reference.


     (c) The information set forth under information concerning "SUMMARY -- Vote Required;" "THE SPECIAL MEETING -- Vote Required;" "THE MERGER -- Special Factors; -- Recommendation of the Special Committee and Board of Directors and Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair" is incorporated herein by reference.

     (d) The information set forth under "SUMMARY -- Opinion of Financial Advisor;" "THE MERGER -- Special Factors; -- Background of the Merger; and -- Opinion of Financial Advisor; Cenex and Merger Sub Believe the Merger is Fair" is incorporated herein by reference.

     (e) The information set forth under "SUMMARY -- Recommendation of the Special Committee and Board of Directors;" "THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting;" "THE MERGER -- Special Factors; -- Recommendations of the Special Committee and the Board of Directors and Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair " is incorporated herein by reference.

     (f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations


     (a)-(b) The information set forth under "SUMMARY;" "THE MERGER -- Special Factors; -- Background of the Merger; -- Opinion of the Financial Advisor; -- Reasons for the Merger", - Source and Amount of Consideration; -- Summary of Reports Prepared for Cenex and "Appendix B" is incorporated herein by reference.


     (c) The opinion of Greene Holcomb will be made available for inspection and copying at the principal executive offices of Sparta during its regular business hours by an interested Sparta shareholder or his/her representative who has been so designated in writing.

Item 10. Interest in Securities of the Issuer

     (a) The information set forth under "THE MERGER -- Interests of Certain Persons in the Merger;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

     (b) The information set forth under "THE MERGER - Recent Acquisitions of Sparta Securities by Affiliates," is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

     The information set forth under "SUMMARY -- Vote Required;" "THE MERGER -- Voting and Proxy Agreements;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "THE MERGER AGREEMENT;" and "Appendix A" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

     (a)-(b) The information set forth under "SUMMARY -- Vote Required;" "THE SPECIAL MEETING -- Vote Required;" "THE MERGER -- Interests of Certain Persons in the Merger;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 13. Other Provisions of the Transaction

     (a) The information set forth under "SUMMARY -- Rights of Dissenting Shareholders;" "RIGHTS OF DISSENTING SHAREHOLDERS;" and "Appendix C" is incorporated herein by reference.

     (b) The information set forth under "QUESTIONS AND ANSWERS ABOUT THE MERGER -- Who Can Help Answer My Questions?" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

     (c) Not applicable.

Item 14. Financial Information

     (a) The information set forth under "HISTORICAL SELECTED FINANCIAL DATA" and "DOCUMENTS INCORPORATED BY REFERENCE" is incorporated herein by reference.

     (b)  Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized

     (a)-(b) The information set forth under "THE SPECIAL MEETING -- Proxy Solicitation; Revocation and Use of Proxies" is incorporated herein by reference.

Item 16. Additional Information

     All the information set forth in the Proxy Statement and each exhibit attached thereto is incorporated by reference herein.

Item 17. Material to be Filed as Exhibits

     (a)  Not applicable.

     (b)(1) Fairness Opinion of Greene Holcomb and Fisher, LLC (incorporated by reference to Appendix B to the Proxy Statement).

     (c)(1) Agreement of Merger dated as of December 31, 1999 by and among Sparta, Cenex and Merger Sub, Inc. (incorporated by reference to Appendix A to the Proxy Statement).

     (c)(2) Form of Voting and Proxy Agreement dated as of December 31, 1999 from Sparta's officers and directors and a principal shareholder.

     (d) Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement filed by Sparta Foods, Inc. on the date hereof).

     (e) Dissenters' Rights Provisions (incorporated by reference to Appendix C to the Proxy Statement).

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: April 5, 2000                SPARTA FOODS, INC.


                                    By: /s/ Joel P. Bachul
                                       -----------------------
                                    Name: Joel P. Bachul
                                    Title: President and Chief Executive Officer

                                    CENEX HARVEST STATES COOPERATIVES

                                    By: /s/ James D. Tibbetts
                                        ----------------------
                                    Name:  James D. Tibbetts
                                    Title: Executive Vice President
                                           Consumer Products Group


                                    SF ACQUISITION CORP.

                                    By:  /s/ James D. Tibbetts
                                        ----------------------
                                    Name:  James D. Tibbetts
                                    Title: Executive Vice President

                                 EXHIBIT INDEX
                                 SCHEDULE 13E-3



Exhibit Number                               Description
--------------                               -----------
Item 17(a)                 Not applicable

Item 17(b)(1) Fairness Opinion of Greene Holcomb and Fisher, LLC (incorporated by reference to Appendix B to the Schedule 14A filed by Sparta on January 20, 2000).

Item 17(b)(2) Proposed for Deal Valuation of Acquisition Candidate dated September 23, 1999 prepared by Hill Food Consulting Services.

Item 17(b)(3)              Report of Lingate Financial Group dated September 25,
                           1999.

Item 17(c)(1) Agreement of Merger dated as of December 31, 1999 by and among Sparta, Cenex and Merger Sub, Inc. (incorporated by reference to Appendix A to the Schedule 14A filed by Sparta on January 20, 2000).

Item 17(c)(2) Form of Voting and Proxy Agreement dated as of December 31, 1999 from Sparta's officers and directors and a principal shareholder*

Item 17(d) Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Schedule 14A filed by Sparta on January 20, 2000)

Item 17(e) Dissenters' Rights Provisions (incorporated by reference to Appendix C to the Schedule 14A filed by Sparta on January 20, 2000)

Item 17(f)                 Not applicable


*  Previously filed.

                                                                   ITEM 17(b)(2)


September 23, 1999

TO:     Gregory Loeschke
        Vice President of Business Development
        Cenex Harvest States

FROM:   Broxton Hauley

PROPOSAL FOR DEAL VALUATION ANALYSIS OF ACQUISITION CANDIDATE
-------------------------------------------------------------

                                   BACKGROUND
                                   ----------

We have been asked to review market deal values for peer companies of the potential acquisition candidate for Cenex Harvest States.

                                   METHODOLOGY
                                   -----------

We will review acquisition activity of peer companies and identify deal values for those companies. This will allow you to benchmark your internal valuation with market values to determine if it is within the boundaries for the market of similarly sold companies. We will look at several types of multiples from EBITDA (cashflow), Price/Earning and Price/Sales. We will retrieve this information from various databases and resources.

                                  DELIVERABLES
                                  ------------

We will prepare a summary report that analyses the different deal values and we will make a recommendation on a range of values. We will also provide supporting documentation.

                                     TIMING
                                     ------

We will have the report completed by Wednesday, September 29.

                                      COST
                                      ----

The cost of this project will range from $2,600-$3.900. This cost will include all database and incidental charges related to this project.

We are excited about the opportunity to work with you on this project.

Sincerely,

/s/ Braxton Hauley

I agree to the above terms
Signature /s/  Gregory Loeschke


                        THE BUSINESS INFORMATION EXPERTS

Hill Food Consulting Services - Intellectual Capital

Barbara Rostad
Vice President

--------------------------------------------------------------------------------

Barbara Rostad has over 25 years experience in the food industry, researching both secondary and primary sources, and focusing information to support management and growth of existing businesses, strategic planning, mergers and acquisitions, and new product development. A strong writer with excellent analytical skills, Barbara's projects include creating competitor profiles for clients, tracking and analyzing consumer and industry trends, and in-depth research to identify opportunities and to solve business problems.

As the co-owner of a consulting firm, Barbara partnered with a wide range of clients spanning from senior executives and middle managers of global corporations to employees of small manufacturing companies in solving their business issues. Clients included consumer food product marketers, food manufacturers, chain restaurant companies and other foodservice groups, food technology and equipment firms, and agribusiness and biotechnology companies. She also worked with service companies including promotions and advertising firms, marketing and market research consultants, and strategic planners.

Barbara hones her skills in market research and competitive intelligence during her 17 years at the Pillsbury Company. Her early years at General Mills' James Ford Bell Research Center served as a foundation in the food industry, providing a base understanding of the research and development process.




Should you be seeking a solution to a food industry information problems, call Hill Food Consulting Services at 1.877.816.FOOD. Hill Consulting is a division of the James J. Hill Group.

                        THE BUSINESS INFORMATION EXPERTS

Hill Food Consulting Services - Intellectual Capital

Braxton Hauley
Consultant
-----------------------------------------------------------------------------

Braxton Hauley has 13 years of consumer-packaged goods experience. He has multi-dimensional experiences in marketing research, corporate development, category management, and finance. Previously he worked with consumer giants Pillsbury and General Mills. Later he worked with marketing research giants Information Resources (IRI) and ACNielsen. At IRI he managed the syndicated marketing research for the Reynolds Tobacco and Sara Lee Hosiery accounts. At ACNielsen he managed the research and training needs for the Gold Medal Division and Category Management team at General Mills and the Pillsbury Totinos Pizza business account.



Should you be seeking a solution to a food industry information problems, call Hill Food Consulting Services at 1.877.816.FOOD. Hill Consulting is a division of the James J. Hill Group.

                        THE BUSINESS INFORMATION EXPERTS

Hill Food Consulting Services - Intellectual Capital

Allyn Dady
Research Analyst
-----------------------------------------------------------------------------

Allyn Dady came to Hill Consulting in the summer of 1999 with over six years of law firm library experience. For four years, he worked at the Washington, DC office of Reed Smith Shaw & McClay and spent over two years at the Minneapolis law firm of Gray Plant Mooty. Although well versed in legal research techniques, Allyn developed a niche as the non-legal information specialist for these law firms. That meant he was the primary resource when the need arose to locate corporate, product, industry, statistical, or virtually any kind of information that the firm's attorneys might require. Allyn credits his experience in Washington, DC with teaching him the virtues of finding information in non-traditional sources. He will use interviews with experts from government or industry as readily as traditional printed or electronic sources to find the answer to a question. Allyn is also familiar with intellectual property research, having done many trademark and patent searches.



Should you be seeking a solution to a food industry information problems, call Hill Food Consulting Services at 1.877.816.FOOD. Hill Consulting is a division of the James J. Hill Group.


                        THE BUSINESS INFORMATION EXPERTS

Hill Food Consulting Services - Intellectual Capital

Jean Fredenburg
Research Analyst
-----------------------------------------------------------------------------

Jean has over nine years of consumer food industry research experience. While at Pillsbury she supported the Consumer Food Center by managing their library, performing secondary research, and tracking trends for various business teams. At Hill, she performs secondary research and analysis to support consumer insights and trend tracking.


Should you be seeking a solution to a food industry information problems, call Hill Food Consulting Services at 1.877.816.FOOD. Hill Consulting is a division of the James J. Hill Group.

                        THE BUSINESS INFORMATION EXPERTS

                                     [LOGO]





                       PREPARED FOR: CENEX HARVEST STATES

                   PREPARED BY: HILL FOOD CONSULTING SERVICES

                                 SEPTEMBER 1999


                                                                          [LOGO]

                                     [LOGO]


We have been asked to review market deal values and multiples for peer companies in the Tortilla and Chip category. These deal values and multiples will be used as part of the valuation process for a potential acquisition candidate for Cenex Harvest States.


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       2

                                     [LOGO]

We will review acquisition activity of peer companies within the Tortilla and Chip categories over the last 5 years. In going through this process we will identify market deal values and multiples for peer companies that have been sold. This will allow you to benchmark your internal valuation with market values to determine if it is within the boundaries for the market of similarly sold companies.

We will review several types of multiples
         Deal Price to Cashflow
                  Deal Price to EBITDA
         Deal Price to Earnings
         Deal Price to Sales

We will look at a core group of companies with a size of $5mil-$50mil in sales as our peer group companies

We will retrieve this information from various databases and print resources.

To acquire enough datapoints we may need to expand peer groups to Snack and Baking Companies.

The objective is to review deal multiples for 7-10 companies and establish a median and range of values.

DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       3

                  Price to          Price to        Price to
                  Sales             Earnings        EBITDA (cashflow)

                  ============
Median Values     0.9x              16.0x           9.9x
                  ============

Range of Values   0.4x-1.5x         3.9x-45.8x      1.4x-16.7x

                  ============
# of Companies    11                5               5
                  ============


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       4

                                     [LOGO]

Typically the deal cashflow multiple is a better proxy for valuation. However, when you are examining companies in the $5mil-$50mil range most of those companies will be privately held and cashflow information will be more difficult to obtain. In situations like this it is better to use the Sales multiple as a better approximation of deal market value.

                                 RECOMMENDATION
                                 --------------

Use the median value of Sales Multiple as the primary multiple and use earnings and cashflow as secondary multiples.

Given CHS 1999 estimate the sales multiple would equate a value of

============================
$13.9mil
============================

The Cashflow Multiple would equate a value of $8.5mil

Because of the current projected loss and Earnings Multiple is not applicable


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       5

                     TRENDS FOR GROWTH CONSOLIDATION ISSUES
                                   THE MARKET
                             SUMMARY OF DEAL VALUES
                             IN THE TORTILLA & CHIP
                                     MARKET
                              SUMMARY OF MULTIPLES


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       6

                                     [LOGO]

Mexican immigration is up 40% since 1990.
Sales of Mexican products are growing at above average rates and have been for some time.

According to the Tortilla Industry Association the Tortilla market has grown from $300mil in 1980 to $3 billion in 1998.


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       7

                                     [LOGO]

The growing market has brought in big businesses, snapping up smaller players. It is predicted that larger companies will eventually control 80% of the market.

         In March 1998 Grupo Maseco's Gruma Corporation--the largest tortilla manufacturer--acquired Mrs. Baird's Bakeries for $300mil. Later in June 1998 Desc SA, a Mexican conglomerate acquired Authentic Specialty Foods for $132mil.


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       8

                                     [LOGO]


The largest Tortilla baker in the U.S. is Grupo Industrial Maseca Gruma which owns 24% of the market, followed by Tyson Foods with 5%, and Conagra and Grupo industrial Bimbo with 3% each.


DEAL VALUATION & MULTIPLES FOR TORTILLA & CHIP COMPANIES                       9

                         COMPOSITE OF VARIOUS MULTIPLES



----------------------------------- --------
                                    Price
                                    to
11 Companies                        Sales
----------------------------------- --------

GOE, AMI, & TERRA                       1.5
CAPE COD POTATO CHIPS                   1.0
HEINER BAKERY                           1.0
LA VICTORIA                             1.0
TORTILLA KING                           0.9
FARM S BAKING                           0.9
WESTBRAE NATURAL                        0.6
WABASH FOODS                            0.5
LA MONITA MEXICAN FOOD                  0.5
COUNRY CLUB FOODS                       0.4
CANDY TORTILLA CO                       0.4
                                ------------
Median                                  0.9
                                ============
Range:                           0.4x - 1.5x
                                ============


 ----------------------- -----------

                         Price to
 5 Companies             Earnings
 ----------------------- -----------

 LA VICTORIA                   45.8
 GOE, AMI & TERRA              44.4
 WESTBRAE NATURAL              16.0
 HEINER BAKERY                  5.9
 FARM S BAKING                  3.9






                         -----------
                               16.0
                    ================
                        3.9x - 45.8x
                    ================


   -------------------------- --------------
                              5 Companies
                              Price to
   5 Companies                Cashflow
   -------------------------- --------------

   GOE, AMI, & TERRA                   16.7
   LA VICTORIA                         13.6
   WESTBRAE NATURAL                     9.9
   HEINER BAKERY                        4.6
   WABASH FOODS                         1.4






                              --------------
                                        9.9
                              ==============
                                1.4x - 16.7x
                              ==============

         SUMMARY OF DEALS WITHIN THE TORTILLA, CHIP, AND BAKING INDUSTRY


---------------------------------------------------------------------------------------------------------------------------
          ACQUIRER           TARGET                                 TARGET                          DEAL MULTIPLES
                                                    ------- --------- ---------- ----------- --------- ------ ------------
                                                    Deal                          EBITDA
Date      Name               Name                   Value    Sales     Earnings   Cashflow    P/Sales   P/E    P/Cashflow
---------                    ------------------------------ --------- ---------- ----------- --------- ------ ------------
4/98      Hain Food Group,   Garden of Eatin,        $80.0     $52.9       $1.8        $4.8       1.5   44.4         16.7
          Uniondale NY       Los Angeles CA
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
                             Terra
                             Arrowhead Mills
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
10/97     Hain Food Group,   Westbrae Natural,       $20.8     $32.9       $1.3        $2.1       0.6   16.0          9.9
          Uniondale NY       Costa Mesa CA
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
4/99      Bimbo Bakeries,    Farm S Baking,          $34.0     $40.0       $8.8          NA       0.9    3.9           NA
          Ft. Worth TX       Los Angeles, CA

                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
9/97      Specialty Foods    La Victoria,            $36.6     $38.1       $0.8        $2.7       1.0   45.8         13.6
          Grand Praires TX   La Puenta CA
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
5/99      Poore Brothers,    Wabash Foods,            $8.5      12.0         NA        $4.8       0.5     NA          1.4
          Goodyear AZ        Bluffton IN
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
          Authenic           LaMonita Mexican         $2.8      $6.0         NA          NA       0.5     NA           NA
          Specialty Foods    Food
          Grand Praires TX
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
5/99      Lance,             Cape Cod Potato Chips,  $30.0     $30.0         NA          NA       1.0     NA           NA
          Charlotte NC       Hyannis MA
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
12/97     Authenic           Tortilla King,           $8.1      $9.0         NA          NA       0.9     NA           NA
          Specialty Foods    Victoria TX
          Grand Praires TX
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
12/96     Granny Goose,      Country Club Foods,     $17.0     $45.0         NA          NA       0.4     NA           NA
          Oakland CA         Salt Lake City UT
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
11/96     Earthgrains,       Heiner Bakery,          $38.5     $39.2       $6.5        $8.4       1.0    5.9          4.6
          Clayton, MO        Huntington WV
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------
6/94      Gruma Corp.        Candy Tortilla Co.      $11.9     $29.4       $1.5        $1.2       0.4     NA           NA
          Mexico             Pueblo, CO
                             ------------------------------ --------- ---------- ----------- --------- ------ ------------


-------------------------------------------------------------------------------------------------------------
          ACQUIRER           TARGET
                                                    ------------------------ --------------------------------

Date      Name               Name                    Industry            Deal
---------                    ---------------------------------------------------------------------------
4/98      Hain Food Group,   Garden of Eatin,       Tortilla & Chips,   $60mil Cash + $20mil in debt
          Uniondale NY       Los Angeles CA         Baking
                             ---------------------------------------------------------------------------
                             Terra
                             Arrowhead Mills
                             ---------------------------------------------------------------------------
10/97     Hain Food Group,   Westbrae Natural,
          Uniondale NY       Costa Mesa CA
                             ---------------------------------------------------------------------------
4/99      Bimbo Bakeries,    Farm S Baking,         Tortilla & Chips,
          Ft. Worth TX       Los Angeles, CA        Baking

                             ---------------------------------------------------------------------------
9/97      Specialty Foods    La Victoria,           Salsa               $12mil Cash + $5mil Debt
          Grand Praires TX   La Puenta CA                               +$19.6 Stock
                             ---------------------------------------------------------------------------
5/99      Poore Brothers,    Wabash Foods,          Chips & Snacks
          Goodyear AZ        Bluffton IN
                             ---------------------------------------------------------------------------
          Authenic           LaMonita Mexican       Tortilla & Chips
          Specialty Foods    Food
          Grand Praires TX
                             ---------------------------------------------------------------------------
5/99      Lance,             Cape Cod Potato Chips, Chips & Snacks
          Charlotte NC       Hyannis MA
                             ---------------------------------------------------------------------------
12/97     Authenic           Tortilla King,         Tortilla & Chips,   $5mil Cash + $3.1mil Stock
          Specialty Foods    Victoria TX            Baking
          Grand Praires TX
                             ---------------------------------------------------------------------------
12/96     Granny Goose,      Country Club Foods,    Salty Snacks
          Oakland CA         Salt Lake City UT
                             ---------------------------------------------------------------------------
11/96     Earthgrains,       Heiner Bakery,         Baking
          Clayton, MO        Huntington WV
                             ---------------------------------------------------------------------------
6/94      Gruma Corp.        Candy Tortilla Co.     Tortilla
          Mexico             Pueblo, CO
                             ---------------------------------------------------------------------------


                                                                   ITEM 17(b)(3)


[LINGATE FINANCIAL GROUP LOGO]


September 25, 1999


Greg Loeschke, John Schmitz, Jim Tibbets,
Dave Kastelic, Jodie Heller, Pat Kluempke
CENEX HARVEST STATES COOPERATIVES
5500 Cenex Drive
Inver Grove Heights, MN 55077

RE:  Sparta Foods, Inc.

     Thanks for our meeting of September 13th which helped clarify your intentions with respect to entry into the tortilla business and the consequent ingredient supply related thereto.

     You have asked for my opinion relative to the attractiveness and value of Sparta Foods, Inc. to Cenex Harvest States, as a possible acquisition candidate. Additionally, you seek input relative to your strategy in managing the two investments you have already made in Sparta consisting of (1) the 2,500 shares, $2,500,000. convertible 5% preferred stock investment and (2) the 92,500 shares of common stock (less than 1%) purchased for $124,875.

     The preferred stock is not paying its dividend timely. As of 6/30/99 the dividends were accumulated for 1 1/2 years. The conversion privilege calls for conversion at $1.65 per share. Current market price is approximately half the conversion price and the stock is thinly traded. Any effort at converting and selling out of the position would most likely drive the price down further and significant losses would probably be incurred. Cenex Harvest States could force redemption if there is a change in control or if certain covenants are in default. I recommend a review of the covenants and the definition for "change of control" to asses the ability of Cenex Harvest States to require redemption. Given the choice, redemption would probably be the prudent choice even if Cenex Harvest States decides they want to acquire the company now or in the near future since the dividend (even if it was paid) is much lower than the returns available to

Cenex Harvest States elsewhere. Additionally, the conversion privilege is unlikely to have value in the near term. In developing rationalization and strategy for a possible tender offer, one potential benefit to be considered is that a Cenex Harvest States offer might incite a more synergistic acquirer to buy the company (presumably at a price Cenex Harvest States can't justify). That transaction would effect the redemption of the preferred shares.

     The common shares held will probably need to be viewed independently of the preferred investment or even of the possible acquisition. These shares might also benefit if another acquirer is incented to make the acquisition as mentioned above. Lacking that event, the shares could be held for speculation or pieced out over time. Since the stock trades at the rate of $5,000-$7,000 per day, it would take some time to simply sell the stock without forcing the price down. The stock was purchased at $1.35/share and trades today at $.87/share. Efforts to sell a comparatively large amount of the stock could force it down to around $.60/whare (book value).

     Determining the appropriate acquisition price for Sparta is challenging. We reviewed the Cenex Harvest States prepared Company Analysis, our work papers and analysis from 1997 and various schedules that Cenex Harvest States provided. Additionally, we researched similar companies and related acquisitions to help assess the activity in the marketplace. Our objective is to determine what price Cenex Harvest States could justify for the acquisition, given that Cenex Harvest States decides that its overall strategic initiatives would be well served from such an undertaking. In studying the information accumulated over the last few years we determined that the projections generated by Sparta were of little value, as they were consistently over-optimistic. Nevertheless, we found good reason for industry optimism after reviewing various independent reports that maintain tortillas are the fastest growing bakery products in the U.S. particularly in the Western regions with expectations of similar growth nationwide as the product losses it perceived ethnicity. The products approach commodity status in a consolidating industry which is being pursued by several large players (such as Tyson, Bimbo, Gruma, Mission and Authentic Foods). With nominal product differentiation, the future of the company is largely dependent on the quality of its infrastructure and its assembled management and work force. While the company projected 20% sales growth (aggressive but not too unreasonable for such a rapidly growing industry), it actually fell in real dollar sales by accomplishing about a 1% (in dollars) sales increase. It is unclear why Sparta had failed to keep pace with industry growth or why it has sustained a YTD operating loss. Projections predicted $830,000 EBIT for FYE '99, however, it seems clear there will be a loss if the 5% Preferred Stock dividend is taken into account. Your August 27th Company Analysis indicates this acquisition could be synergistic and therefore consistent with Cenex Harvest States Mission/Vision Profile, Strategic Profile and Operational Profile. The maximum value rationalization would necessarily rely on this synergistic fit. Ultimately, the ingredient supply future would be the driving force behind the acquisition. Merely supplying current operations would be profitable, but rather modestly. If Cenex Harvest States supplied all of the ingredients, including flour from the Rush City plant (the only one not geographically excluded from current consideration) incremental margins today would be approximately $76,000 annually and would require an advance investment of $50,000 for the chlorination equipment, assuming the plant was already going to be converted to handle hard wheat. While fundamentally this strategy seems plausible, (even Archer Daniels Midland is joint venturing a mill with Gruma Corporation) the real dollar volumes seems very small to justify the management commitment compared, for instance, to Gruma which does $1.5 billion and supplies Taco Bell).

     Despite my general concerns regarding reliability of management projections, current YTD losses and insufficient critical mass, the acquisition might be pursued based upon the strategic imperative of establishing a platform in an explosive industry which could enhance the supply of wheat flour, shortening and soybean oil. The value basis is a function of profitability - either actual based upon consistent operations and normal expected growth or the riskier reliance upon management projections if management has a history of producing accurate operating projections. Approaches to value will vary, depending on which of several perspectives ultimately prevail, approximately as follows:

Income Multiple (Capitalization) Approach - Optimistic
------------------------------------------------------

Normalized Sparta Pre-Tax Income - 5 year Average
     (Assumes pre FYE '99 profitability returns and increases at average 10% rate)                $       650,000

Potential Synergistic Income at Rush City
(If volumes increase at 105 per year)                                                                     100,000

                                                                                                   ---------------
Potential Management and Expense Synergies                                                                250,000
                                                                                                   ---------------
Optimistic 5 Year Average Recast Income                                                                 1,000,000
Maximum Multiple                                                                                             X  8
                                                                                                   ---------------
                                                                                                   ---------------
         VALUE OF TOTAL EQUITY INCLUDING PREFERRED STOCK                                         $      8,000,000
                                                                                                   ---------------

Value Per Common Share:
-----------------------
Total Value                                                                                      $      8,000,000
Redemption                                                                                              2,500,000
                                                                                                   ---------------
Common Stock Value                                                                                      5,500,000
Shares                                                                                                 10,191,000
                                                                                                   ---------------
     VALUE PER SHARE                                                                             $           0.54
                                                                                                   ---------------



Discounted Future Cash Flow Method:
-----------------------------------

     Previous documents suggested a discount rate of 13% for this analysis. While this rate is probably reasonable in this instance, we are challenged by a lack of reliable projections that would supply us with income stream to be capitalized. It doesn't seem likely that reliable projections will be possible until additional operations prove that management, sales and marketing improvements have been effective. Therefore, this calculation is not being provided at this time, and I have therefore elected to place more reliance on the income multiple (capitalization) method.

Strategic Platform Value Observations
-------------------------------------


Income Approach Value                                          $      8,000,000
Investment Value to Launch an Ingredient Supply Strategy                  ?????
                                                               -----------------
         TOTAL                                                            ?????
                                                               -----------------

     In summary, it is my opinion that the value of 100% of the equity of Sparta Foods, Inc. to Cenex Harvest States is approximately $8,000,000 currently, plus any value Cenex Harvest States might place on the platform to launch an ingredient supply strategy. Current market capitalization is $8.9 million, and tender offers frequently require 25-30% premiums to be effective. Therefore, I consider it unlikely that Cenex Harvest States can justify pursuit of this acquisition at this time unless Cenex Harvest States management feels the strategic platform value is $3.6 million ([8.9 X 1.3] - 8.0) or, alternatively, if Cenex Harvest States is wiling to invest funds to propose a purchase at a lesser value in the hope that another suitor will appear and cause the recoupment of current Cenex Harvest States investments in Sparta. I would, however, recommend regular reassessment of the operating results in the hope that Sparta management is successful in its turnaround efforts.

     I would be happy to update calculations and revisit the use of management projections at regular intervals if you would supply me with updated statements and projections.

Very truly yours,



Michael P. Hannon

              Cenex Harvest States - Sparta Foods, Inc. Acquisition
              -----------------------------------------------------

                             Valuation Observations




Lingate Financial Group

o Value based on operations - pre Arizona Brands acquisition       $8.0 Million

Hill Consulting Group

o Value based on operations                                        $8.5 Million
o Value based on operations - after acquisition          less than $8.5 Million
o Value based on sales - all companies database                   $13.9 Million
o Value based on sales - comparable sales database                 $8.0 Million
o Value based on sales - comparable sales after AZ acquisition    $13.0 Million

              Cenex Harvest States - Sparta Foods, Inc. Acquisition
                             Valuation Observations


James J. Hill Group Analysis - Restated to represent companies with sales under $30 Million (Sparta current year approximately $15 Million, expect growth + acquisitions to provide sales approaching $30 Million).


Companies Under $30 Million in James J. Hill data:
-------------------------------------------------


                    Sales          Price    Price:  Sales
                    -----          -----   --------------

Poore Brothers       $ 12            6.5              0.5

La Monita               6            2.8              0.5

Tortilla King           9            8.1              0.9       Price includes
                                                               stock for stock

Candy Tortilla         29           11.9              0.4
                       --           ----              ---
TOTAL                  56           29.3             0.52

              Cenex Harvest States - Sparta Foods, Inc. Acquisition
                             Valuation Observations
                      Aggregate Sparta Debt to be Serviced



Sparta LT debt before Arizona Brands acquisition             $   2.8

Estimated increase in debt for the $2.6 MM
Cost paid in Arizona Brands purchase                             0.7

Debt from Arizona Brands acquisition                             7.5
                                                             --------
                                                             --------
         ESTIMATED DEBT BEFORE CHS ACQUISITION                  11.0


Sparta Foods likely acquisition price--partly financeable,
But largely equity financed $8-13 Million - Estimate            11.0
                                                             --------
                                                             --------
         PROBABLE DEBT TO BE SERVICED                           22.0
                                                             ========
                                                             ========


1999 Income Available (Pre-Acquisition Synergies)
Operating income - Arizona Brands                                0.0
Operating income - Sparta Foods                                 -0.5